Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 30, 2023

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363-3333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Commission File Number 001-31914

On October 30, 2023, China Life Insurance Company Limited issued an announcement in relation to the disclosure of relevant representation on the 2023 Corporate Day together with materials for the 2023 Corporate Day, copies of which are attached as exhibits hereto.

EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated October 30, 2023

99.2	Materials for the China Life 2023 Corporate Day: Past Experiences Herald a Promising Future—China Life 2023 Corporate Day

99.3	Materials for the China Life 2023 Corporate Day: Insurance + Senior Care Make Life Better—China Life’s Distinctive Senior Care Ecosystem

99.4	Materials for the China Life 2023 Corporate Day: Progress Intergration Prospects—Individual Sales System Reform

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Li Mingguang
(Signature)

October 30, 2023	Name: Title:	Li Mingguang Principal Executive Officer and Executive Director